UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file no. 1077637


                           THE BRALORNE MINING COMPANY
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


                  Nevada                                        91-1948355
     -------------------------------                        -------------------
     (State or Other Jurisdiction of                         (I.R.S. Employer
     Incorporation or Organization)                         Identification No.)


     114 - 2274 Folkestone Way
 West Vancouver, British Columbia,  Canada                         V7S 2X7
 -----------------------------------------                        ----------
  (Address of Principal Executive Officer)                        (Zip Code)


                                 (604) 688-3931
                           ---------------------------
                           (ISSUER'S TELEPHONE NUMBER)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (TITLE OF CLASS)

                                TABLE OF CONTENTS

ITEM                                                                        PAGE

                                     PART 1

Item 1   Description of Business                                              3
Item 2   Management's Discussion and Analysis or Plan
                   of Operation                                              10
Item 3   Description and Location of the Golden Claim                        11
Item 4   Security Ownership of Certain Beneficial
                   Ownership and Management                                  12
Item 5   Directors, Executive Officers, Promoters and
                   Control Persons                                           14
Item 6   Executive Compensation                                              15
Item 7   Certain Relationships and Related Transactions                      16
Item 8   Description of Securities                                           16

                                     PART 11

Item 1   Market Price of and Dividends on the Registrant's
                   Common Equity and Other Stockholders Matters              18
Item 2   Legal Proceedings                                                   19
Item 3   Disagreement With Accountants and Financial Disclosure              19
Item 4   Recent Sales of Unregistered Securities                             19
Item 5   Indemnification of Directors and Officers                           20

                                    PART F/S

         Financial Statements                                                21

                                    PART 111

Item 1   Index to Exhibits                                                   30
Item 2   Description of Exhibits                                             30



                           --------------------------


                       DOCUMENTS INCORPORATED BY REFERENCE

     Documents incorporated by reference:    None

                                     PART 1

The Bralorne Mining Company (the "Registrant") is filing this Form 10-SB on a voluntary basis to

     (1)  provide current, public information to the investment community;

     (2)  to expand the availability of secondary  trading  exemptions under the
          Blue  Sky  laws  and  thereby   expand  the  trading   market  in  the
          Registrant's securities, and

     (3)  to  comply  with   prerequisites   for  listing  of  the  Registrant's
          securities on NASDAQ.


ITEM 1.  DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

     The Bralorne Mining Company, a Nevada corporation, was incorporated on December 2, 1998. The Registrant has no subsidiaries and no affiliated companies. The Registrant's executive offices are located at 114 - 2274 Folkestone Way, West Vancouver, British Columbia, Canada, V7S 2X7.

     The Registrant is in the development stage and is seeking a quotation on the NASD OTC Bulletin Board. To date it has not made an application to file the required forms with the NASD but upon confirmation that it is a registered company management anticipates filing the necessary information and documents as required under Form 15c-211.

     The Registrant is engaged in the exploration and development of mineral properties. The Registrant present has the mineral rights to a mineral claim located in the Bralorne area of British Columbia and plans to explore this claim during the final part of the summer of 1999.

     To date, the Registrant has undertaken certain exploration and development activities on its mineral claim as more fully described within this Form.

     The Registrant has no revenue to date from the development of its mineral claim, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop its mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

     In addition to exploring and developing its mineral claim, the Registrant plans to expand its mineral properties through the purchase, staking or joint venturing of other mineral properties. (See Part 1, Item 2 Management's Discussion and Analysis or Plan of Operation").

     Much of the discussion contained in this section is "forward looking", as the term is identified in, or contemplated by, Section 21E of the Exchange Act. Actual results may materially differ from the Registrant's plans as currently contemplated.

     Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

1.   Exploration and Development of the Registrant's Mineral Claim

a.   Acquisition of the Mineral Claim

     The mineral claims held by the Registrant is called the "Golden" and was purchased from a director of the Registrant, Edward Skoda for the sum of $1.00. Edward Skoda was instrumental in staking the Golden claim on March 17, 1998 and has held the claim in good standing ever since. Until such time as the Registrant obtains a Free Miner's License in its own name the Golden mineral claims will be held in trust for the benefit of the Registrant by Edward Skoda; a holder of a Free Miner's License. Under the Mineral Tenure Act of British Columbia, a mineral property can only be recorded in the name of an individual or company if they hold a Free Miner's License.

b.   Location of Golden Mineral Claim

     The Golden claim is located approximately 180 kilometres north of Vancouver and 200 metres east of the town of Gold Bridge in southwestern British Columbia. The geographical centre of the claim is given by the U.T.M. coordinates 513100E, 5634300N (Lat. 50(Degree)51'45"N, Long. 122(Degree)48'50"W) on N.T.S. mapsheet
92J/15. The town of Gold Bridge can be accessed by all weather gravel road (highway #40B) from Lillooet or via the Hurley River forestry road from Pemberton. Access to the north end of the claim is gained by following the logging road east of Gold Bridge for four kilometres on the south side of Carpenter Lake. Turn south from the junction at this point and follow the road leading to McDonald Lake (3 km) for access to the east side of the claim.

     The property is situated at the northwest end of the Bendor Range within the Coast Mountains where steeply forested northwest facing slopes range from 2200 feet to 4000 feet in elevation. The winters are cold with generally high snowfall accumulations and summers are hot and dry.

c.   Status of the Golden Claim

     The Golden claim was staked by Edward Skoda and is registered in the Lillooet Mining Division of British Columbia. The claim was then sold to The
Bralorne Mining Company, of West Vancouver B.C., who own the claim outright. Mineral tenure was secure for one year from the date of staking. The Registrant undertook an exploration program during February 1999 in order to ensure the mineral claim remained in good standing and to adhere to the recommendations of Calvin Church, P. Geo, in his report dated February 3, 1999. The exploration work undertaken by Edward Skoda, and filed with the office of the Gold Commission in Vancouver, British Columbia, was the establishment of a grid for future soil sampling. This work was assessment work and was applied to maintain the claim in good standing until March 17, 2000.

     The Registrant does not own either directly or indirectly any interest in the mine known as the Bralorne which is located within five kilometers of the Golden claim. Reference to the Bralorne Mine in this Form is for historical reference only and there is no intention to make the reader believe that the Registrant has any interest in the Bralorne Mine.

d.   History of the Bralorne Area

     The history of the area surrounding the Golden mineral claim is that of an active area in exploration and mining of gold and other precious metals. The first occurrence of gold in the Bridge River area was recorded in 1863, when Chinese prospectors found placer deposits in the Bridge River. In 1896, the first Lode claims were located on sub-outcropping quartz fissure veins. Subsequent discoveries continued until larger U.S. and Canadian interests began to gain control of the fragmented mining properties during the 1920's.

     Most production from the camp came from the Bralorne and Pioneer mines which saw production levels peak during the 1930's and 40's. In 1959, with reserves depleted and closure imminent, Pioneer Gold Mines amalgamated with Bralorne mines. By 1971 Bralorne mines suspended operations due to the high costs of mining at increasing depths. Combined the Bralorne and Pioneer mines produced more gold than any other mine in British Columbia's history. During the period 1900-1971 production totaled 4,154,119 ounces of gold and 950,510 ounces of silver from 7,931,000 tonnes of ore averaging 0.53 ounces/ton recovered gold.

     Of the over 73 documented mineral occurrences in the camp only five have achieved production. Production figures for these mines are listed below:

----------------------- -------------- ------------- ------------- -------------- ------------- -------------
MINE                    TONNES         GOLD          SILVER        COPPER         LEAD          ZINC
                                       (KG)          (KG)          (KG)           (KG)          (KG)
----------------------- -------------- ------------- ------------- -------------- ------------- -------------
----------------------- -------------- ------------- ------------- -------------- ------------- -------------
Congress                      943              2.5            1.3            38              --            --
----------------------- -------------- ------------- ------------- -------------- ------------- -------------

----------------------- -------------- ------------- ------------- -------------- ------------- -------------
Wayside                    36,977            166.0           26.0            --              --            --
----------------------- -------------- ------------- ------------- -------------- ------------- -------------

----------------------- -------------- ------------- ------------- -------------- ------------- -------------
Minto                      79,073            546.0        1,573.0         9,673          56,435            --
----------------------- -------------- ------------- ------------- -------------- ------------- -------------

----------------------- -------------- ------------- ------------- -------------- ------------- -------------
Pioneer                 2,240,552         41,475.0        7,611.0            --              59           139
----------------------- -------------- ------------- ------------- -------------- ------------- -------------

----------------------- -------------- ------------- ------------- -------------- ------------- -------------
Bralorne                4,954,473         87,759.0       21,969.0            --             157            --
----------------------- -------------- ------------- ------------- -------------- ------------- -------------

     During early exploration of the Bridge River camp a number of small vein showings were worked along the south shore of Carpenter Lake. Small-scale production of silver-gold-antimony ores was achieved in the 1930's and 40's from Kelvin, Olympic and Reliance occurrences. At approximately the same period major development work took place on the BRX property. The property includes a large block of reverted crown granted claims and some modified claims covering 1,068 hectares and six major concessions (Golden Gate, Arizona, Ural, Gloria Kitty, Whynot and California). Over 5,400 metres of diamond drilling and 9,000 metres of underground development have been completed on the BRX property primarily on the Arizona, Ural and California vein systems. The only recorded production was from the Arizona Mine which produced 467 grams of gold and 311 grams of silver from 4,343 tonnes of ore in 1938.

e.   Recent Geological Work in the Bralorne area.

     In May 1987, Chevron Minerals Ltd. began an extensive surface exploration program on the Wayside property of which a portion is now covered by the Golden claim. Details of the exploration programs are documented in B.C. Department of Mines assessment reports #16,718 and #18,240. Over 400 geochemical soil samples were collected along contour traverses in the north half and east boundary area of the claim. Property scale geological mapping (1:5000), prospecting and geophysical surveys were completed by Chevron geologists as part of the 1988 exploration program in this area. Analysis of soil geochemical samples produced minor elevated gold values (10 to 15 ppb Au) in 45 samples although analysis of the rock samples failed to return any significant results. Twenty-nine line kilometers of VLF-EM 16 was completed in the area just north of the town of Gold Bridge along east-west lines spaced 50 metres apart. Results of this survey indicate several north-south trending conductors possibly related to parallel fault contacts of chert/greenstone.

     Initial results were not considered encouraging and although the sampling and geophysical surveys were lacking in some detail Chevron decided to continue to focus on the main zones of mineralization around the Wayside mine. Exploration activity on the property since that time was minimal and the claim was allowed to lapse in March 1998 when it was staked by Edward Skoda.

     As noted above the Company has undertaken a small development program on the Golden claim in February, 1999. This is in anticipation of performing a systematic soil sampling program in the latter part of the summer of 1999. This will identify any anomalies for further sampling and eventual drilling.

f.   Regional Geology

     Government mappers have published comprehensive descriptions of the geology of the Bridge River region and appear in Cairnes (1937), and more recently Leitch and Godwin (1986) and Church (1987). The region lies within a fault bounded block of oceanic rocks called the Bridge River terrane and sandwiched between the larger accreted terranes of Stikinia on the east and Wrangellia on the west. The Bridge River terrane could be abducted oceanic floor transported with one of the larger terranes.

The base of the Bridge River terrane is composed of Permo-Triassic back arc volcanics and sediments of the Fergusson (Bridge River) Group. This is overlain by formations of the Triassic-Jurassic Cadwallader Group. The stratified rocks are intruded by syn-volcanic intermediate plutons (Bralorne intrusives) and faulted against ophiolitic ultramafic intrusions (President Intrusions). Jurassic and Cretaceous basinal sediments and rift volcanics (Taylor Creek and Kingsvale Groups) are sequentially intruded by Cretaceous and Tertiary plutons of felsic composition (Coast Range and Bendor Intrusions). Relatively flat lying Tertiary intermediate to mafic volcanics (Rexmount porphyry and Plateau basalt) cap the lithologic sequence.

g.   Geology Exploration Proposed for the Golden Claim

     A geological report dated February 3, 1999 prepared by Calvin Church, P. Geo, recommended an exploration program on the Golden claim to consist of:

o Airphoto interpretation and reconnaissance mapping is required to determine structural breaks and intersecting fault structures very important to ground preparation and the formation of mineral deposits in the area.

o Construction of a soil geochemical grid across structural features sampled at 25 metre intervals on lines spaced 100 metres apart. Major north-south striking stratigraphic contacts (greenstone-chert) should be prospected and the grids orientated perpendicular to them should they appear to be mineralized.

o Prospecting and detailed geological mapping at 1:2000 scale or better over the entire claim area. Prospecting could be prioritized according to favorable geologic contacts especially where VLF-EM conductors have already been identified.

o Providing favorable results are obtained in the soil geochemical sampling program additional exploration consisting of trenching and drilling would be recommended to target anomalies from that program.

h.   Registrant's Main Product

     The Registrant's primary product will be the sale of minerals, both precious and commercial. The Registrant is not at the stage of development whereby minerals can be mined and sold thereby giving the Registrant a cash flow.

i.   Registrant's Exploration Facilities

     The Registrant will be exploring and developing its mineral claim and does not plan to build any mill or smelter until such time as a production decision is made. This will be several years into the future before the need to build a permanent facility is warranted. In the meantime, if the Registrant is able to mine ore it will use the existing mill at Gold Bridge once it has become fully operational. This mill is easily assessable since it is within several kilometers of the Registrant's claim.

     During the exploration period, the Registrant will use tent facilities to house its geological workers since this will be by far the most economic way to proceed.

j.   Risk Inherent in Mineral Properties

     There are certain inherent risks with mineral properties from the point of view of the Registrant and its shareholders as follows:

1.   The Golden  claim  does not  contain a known  body of  commercial  ore and,
     therefore,   any  program  conducted  on  the  Golden  claim  would  be  an exploratory search of ore.

2. There is no certainty that any expenditures made in the exploration of the Golden claim properties will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

3. Resource exploration and development is a speculative business, marked by a number of significant risks including, among other things, unprofitable effort resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or grade to return a profit from production. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond its control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The mineral industry is intensely competitive and the Registrant competes with other companies that have greater resources.

4. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Registrant may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Registrant's financial position.

5. Prior to commencing mining operations on any of its properties, the Registrant must meet certain stringent environmental requirements. Compliance with these requirements may prove to be difficult and expensive.

6. While the Registrant has obtained the usual industry standard title reports with respect to the Golden claim, this should not be construed as a guarantee of title. The Golden claim may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the units comprising the claim may be under dispute and resolution of a dispute may result in the loss of some or all of such units or a reduction in the Registrant's interest therein.

7. The Golden claim has never been surveyed and, accordingly, the precise location of the boundaries of the claim and ownership of mineral rights on specific tracts of land comprising the claim may be in doubt.

OTHER MINERAL PROPERTIES

     The Registrant has not identified any other mineral properties either for staking or purchasing. It is contemplated that the Registrant will seek other mineral properties in the near future in order to diversify its holdings into other areas of interest and minerals. The Registrant has not as yet inaugurated any steps towards the investigation of any mineral claims, and does not presently have the financial capacity to do so. Any staking and/or purchasing of mineral claims may involve the issuance of substantial blocks of the Registrant's shares.

EMPLOYEES

     As at February 28, 1999, the Registrant did not have any employees either part time or full time.

     The Registrant is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in exploration and development of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on the mineral claim either as laborers or prospectors. The Registrant will use independent workers and consultants initially since the exploration period in the Bralorne area is limited to the summer months and the Registrant does not wish to carry the extra expense of having full time employees.

COMPETITION

     There are numerous other mining companies, both large and small, in the British Columbia area, including geological work undertaken by the Provincial Government of British Columbia.

     Management believes that the mining industry is at a low point in development due to weakening mineral prices and a lack of capital being invested into mining activities. With this inactivity there are various mineral claims which have expired and are available for staking. On the other hand, there are numerous small mining companies wishing to enter into a joint venture arrangement with other mining companies. Accordingly, management does not believe that competition will be a significant problem in its growth in the immediate future.

     The Provincial Government is not in direct competition with independent mining companies since its main purpose is to assess the mineral potential of certain areas in the Province and prepare annual reports detailing their findings. This is an advantage to all independent mining companies since they are able to stake the properties reported on by the Provincial Government unless they are currently owned by another party.

     The exploration and development business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Registrant's ability to attract talent from the mining field. There is no assurance that the Registrant's mineral expansion plans will be realized.

YEAR 2000 COMPUTER PROBLEMS

     The Registrant is engaged in and heavily dependent on computer technology in its business operations. Many existing computer programs use only two digits to identify a year in the date field; i.e., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. The Registrant uses computer software programs and systems that are essential to its business operations. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Registrant has:

     (i) diagnosed and repaired the existing and known Year 2000 problems in its computer software and systems;

     (ii) reviewed the possible contingent liabilities the Registrant may have to third parties as a result of non-compliant systems; and

     (iii)has examined the extent the Registrant depends on third parties whose systems may not be Year 2000 compliant.

However, there may be untold numbers of unforeseen circumstances or unknown factors which the Registrant has not yet identified, determined or anticipated regarding the Year 2000 computer problems, and such problems could have a material adverse affect on the Registrant's business operations and financial condition. Consequently, the Registrant can give no assurance that the Year 2000 compliance can be fully achieved without costs and uncertainties that may seriously and substantially adversely affect the Registrant's operations and financial results.

In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.

This discussion contains forward-looking statements regarding the Registrant's Year 2000 problems and their effect on the Registrant. In this regard, the Registrant is relying upon the "safe harbor" provided under the Private Securities Litigation Reform Act of 1995 for protection from liabilities in the event such statements are not proven accurate.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
         OR PLAN OF OPERATION

     The discussion contained in this Item 2 is "forward looking" as that term is contemplated by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from mining operations, which are subject to may risks.

All forward-looking statements included in this document are based on information available to the Registrant on the date hereof, and the Registrant assumes no obligation to update any such forward-looking statements. The Registrar's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Registrant.

Actual work performed on the Golden claim may differ from the recommended work program as set forth in the geological report dated February 3, 1999 prepared by Calvin Church, P.Geo.

PLAN OF OPERATION

     The Registrant has to date concentrated on the Golden claim. In the future, the Registrant will seek to investigate numerous other mining properties to determine which ones are of merit and are of interest to the Registrant. Subject to the availability of financing, the Registrant will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop mineral properties. (See Part 1, Item 1 - "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

     As at February 28, 1999, the Registrant had $18,193 of assets, and $4,553 of liabilities, including cash or cash equivalents amounting to $18,192.

     The Registrant has no contractual obligations for either lease premises, employment agreements or work commitments on the Golden claim and has made no commitments to acquire any asset of any nature.

     Operational and administrative expenses of the Registrant for 1999 are projected to be approximately $7,000 for exploration work on the Golden claim and $8,000 for general and administrative expenses. The majority of the general and administrative expenses relate to filing costs, transfer agents fees and audit and accounting.

     Management  does  not  believe  the   Registrant's   operations  have  been
materially affected by inflation.

ITEM 3.  DESCRIPTION AND LOCATION OF THE GOLDEN CLAIM

     The Registrant has purchased from Edward Skoda, a director of the Registrant, 18 units metric claims situated within the Bridge River gold camp near the town of Gold Bridge, 180 kilometers north of Vancouver, British Columbia, Canada and 3 kilometers east of Gold Bridge. The geographical center of the claim is given by the U.T.M. coordinates 514800E, 5631700N (Lat. 50(degree)50'20"N, Long. 122(degree)47'30"W) on N.T.S. mapsheet 92J/15. The recorded name of the units metric claim is "Golden".

OFFICES

     The Registrant's executive offices are located at 114 - 2274 Folkestone Way, West Vancouver, British Columbia, Canada. The office is located in the personal residence of the President of the Registrant. There is no charge to the Registrant for using this office.

OTHER PROPERTY

The Registrant does not own any other property other than the rights to the minerals located on the Golden claim.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN
         BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of February 28, 1999.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   JAMES BRUCE                               2,500,000               22.64 %
Shares                   114 -2274 Folkestone Way
                         West Vancouver, B.C.
                         Canada, V5A 2W1

Common                   RAYMOND CONTOLI                           1,500,000               13.59 %
Shares                   5887 Whitcom Place
                         Tsawwasson, B.C.
                         Canada, V4L 1E2

Common                   EDWARD SKODA                              1,000,000               9.06 %
Shares                   320 - 1100 Melville Street
                         Vancouver, B.C.
                         Canada, V6E 4A6

(1) As of February 28, 1999, there were 11,040,050 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of February 28, 1999.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------

Common                   JAMES BRUCE                               2,500,000 (3)           22.64 %
Shares                   114 - 2274 Folkestone Way
                         West Vancouver, B.C.
                         Canada, V7S 2X7

Common                   RAYMOND CONTOLI                           1,500,000 (4)           13.59 %
Shares                   5887 Whitcom Place
                         Tsawwasson, B.C.
                         Canada, V4L 1E2

Common                  EDWARD SKODA                               1,000,000 (5)            9.06 %
Shares                  320 - 1100 Melville Street
                        Vancouver, British Columbia
                        Canada, V6E 4A6

                    All officers and directors as a                5,000,000               45.29 %
                           group (three persons)

(1) As of February 28, 1999, there were 11,040,050 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Mr. Bruce is President of the Registrant and a controlling shareholder. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Bruce could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(4) Mr. Contoli is Secretary Treasurer and a director of the Registrant. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Contoli could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(5) Mr. Skoda is a director of the Registrant. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the

     Securities Act of 1933, as amended.  After this stock has been held for one
     (1) year, Mr. Skoda could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table identifies the Registrant's directors and executive officers as of February 28, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                                      Term as
                                                                      Director
           Name                     Position Held                     Expires
           ----                     -------------                     -------

       JAMES BRUCE              President and Director                  1999

       EDWARD SKODA             Director                                1999

       RAYMOND                  Secretary/Treasurer and                 1999
         CONTOLI                 Director

     JAMES BRUCE, 71, has been the President and a Director of the Registrant since its inception. Mr. Bruce received a degree from the University of British Columbia in Agriculture in 1950. After graduation he became Vice President of Sales and General Manager for Imperial School Furniture where he worked for 14 years before becoming Vice President of Sales for Co-ordinated Business Interiors. Subsequent to his departure from Co-ordinated Business Interiors he became a registered broker for Hemsworth Turton where his responsibilities were to promote equity funding for public and private companies. In 1969 he became President of White Water International and Inter-American Nickel Corp. which was in the process of developing a water purification system. In 1972, he accepted the position of Senior Account Manager for Finning Tractor (Caterpillar Distributor) where he was employed until 1981. Since that time, Mr. Bruce has been President and Chief Executive Officer for Newgen Environmental Systems Inc. (formerly New Generation Power Corp.), a public company currently trading on the Alberta Stock Exchange.

     RAYMOND CONTOLI, 60, has been the Secretary Treasurer and a Director of the Registrant since its inception. Upon graduation from high school Mr. Contoli worked with his father in the family jewelry business until the untimely death of his father. After managing the business for a number of years, Mr. Contoli's son has entered into partnership with him. Mr. Contoli has acquired shares of various public companies over the years but has not been a director or officer of a public company until serving on the Board of the Registrant.

     Edward Skoda, 51, has been a Director of the Registrant since its inception. Mr. Skoda has served in various capacities in the mining industry over the last twenty five years including being a project coordinator, senior civil inspector of mines, shift boss and mine superintendent. Mr. Skoda has been educated at the Haileybury School of Mines and later at the British Columbia School of Technology where he obtained a diploma in Business Management. He holds licenses for blasting, first aid and being a volunteer fireman. Mr. Skoda has been employed by mining companies over the years in such countries as Australia, Ireland, New Zealand and the United States.

     None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. None of the Registrant's Directors are currently directors of other companies registered under the Securities Act of 1934.

     There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant.

ITEM 6.  EXECUTIVE COMPENSATION

     None of the Registrant's executive officers have received compensation since the Registrant's inception.

     The following table sets forth compensation paid or accrued by the Registrant during the period ended February 28, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.

                    SUMMARY COMPENSATION TABLE (1998 - 1999)

                                                                             Long Term Compensation (US Dollars)
                                                                     ------------------------------------------------------
                                         Annual Compensation                       Awards            Payouts
                                   --------------------------------                ------            -------
             (a)                   (b)            (c)           (e)          (f)          (g)           (h)         (i)
                                                               Other     Restricted                              All other
                                                              annual        stock       Options/       LTIP       compen-
      Name and Princi-                                         Comp.       awards         SAR         payouts      sation
        pal position               Year         Salary          ($)          ($)          (#)           ($)         ($)
        ------------               ----         ------          ---          ---          ---           ---         ---

James Bruce,                    1998-1999         -0-           -0-          -0-          -0-           -0-         -0-
President

Edward Skoda,                   1998-1999         -0-           -0-          -0-          -0-           -0-      1,200 (*)
Director

Raymond Contoli,                1998-1999         -0-           -0-          -0-          -0-           -0-         -0-
Secretary/Treasurer
and Director

     (*) There has been no compensation given to any of the Directors or Officers during 1999 other than $1,200 paid to Edward Skoda to perform assessment work on the Golden mineral claim and maintain it in good standing for an additional year. Mr. Skoda charged $250 per day for four days for line cutting and flagging a grid on the Golden claim. The balance of the funds given to him, being $200, was used to purchase supplies for establishing the soil sampling gird. Due to heavy snow conditions, no sampling will be performed until near the end of the summer of 1999.

     There are no stock options outstanding as at February 28, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

     Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On January 15, 1999, the Registrant issued 5,000,000 shares of its common stock between James Bruce, as to 2,500,000 shares, Raymond Contoli, as to 1,500,000 shares, Edward Skoda, as to 1,000,000 shares, in consideration of their services in organizing the Registrant and becoming directors. The terms of this transaction were determined by the Board of Directors at the time there were no other stockholders. These shares are restricted since they were issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After these shares have been held for one (1) year, the directors noted above could sell in a given three month period shares based on 1% of the outstanding stock of the Registrant. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered in the names of each of the directors noted above have a legend affixed to them restricting their sale.

     The Registrant acquired the Golden claim from Edward Skoda for the sum of $1.00. In addition the Registrant paid Mr. Skoda the sum of $1,200 for performing assessment work on the property. The actual charges for Mr. Skoda time was $1,000, being $250 per day for four days work on the claim. Had the Registrant engaged the services of an independent geologist, the charge per day would have been $350.

     Certain parties interested in the Registrant's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement.

     Certain directors of the Registrant are directors, officers, stockholders and employees of other companies engaged in the mining industry, and conflicts of interest may arise between their duties as directors of the Registrant and as directors and officers of other companies. Mr. Bruce is a director and officer of Newgen Environmental Systems Inc., a public company listed on the Alberta
Stock Exchange. Newgen Environmental Systems Inc. is not engaged in the exploration and development of mineral claims. Mr. Skoda is a director for two mining companies; one listed on the Vancouver Stock Exchange and the other listed on the Alberta Stock Exchange.

ITEM 8.  DESCRIPTION OF SECURITIES

     The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at February 28, 1999, 11,040,050 shares were outstanding.

COMMON STOCK

     Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

     Neither the Registrant's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

     There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

     The Registrant's stock is not presently traded or listed on any public market. The Registrant anticipates filling a Form 15C-211 with the NASD Regulators Inc. upon receipt of being a registered company. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

HOLDERS

     The number of record holders of the Registrant's common stock as at February 28, 1999 was 40 of which 3 are directors. There has been no additional shareholders since February 28, 1999.

DIVIDENDS

     The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

     The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be equity securities that has a market price (as defined) of less than $5.00 per share, subject to certain exemptions. The Registrant's Common Stock may be deemed to be a "penny stock" and thus, if and when it becomes listed and trading, of which there can be no assurance, will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The NASDAQ Small Cap Market.

     Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Registrant's securities, and may adversely affect the ability of holders of the Registrant's Common Stock to resell their shares in the secondary market, assuming such market develops, of which there can be no assurance.

FINANCIAL INFORMATION

     The Registrant will furnish annual financial reports to stockholders, certified by its independent auditor, and furnish management prepared unaudited quarterly reports to its shareholders.

TRANSFER AGENT

     The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2.  LEGAL PROCEEDINGS

     There are no legal proceedings to which the Registrant is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.  DISAGREEMENT WITH ACCOUNTANTS AND
         FINANCIAL DISCLOSURE

     From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to February 28, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     From inception through to February 28, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i)  Subscriptions of 5,000,000 shares by the Directors of the Registrant.

     On January 15, 1999 the Registrant issued to its President, James Bruce, 2,500,000 common shares, to its Secretary Treasurer, Raymond Contoli, 1,500,000 common shares, and to its third Director, Edward Skoda, 1,000,000 common shares, all at a price of $0.001 per share. These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, the three directors could sell within a three month period shares based on 1% of the outstanding stock in the Registrant. Therefore, these shares can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

(ii) Subscription for 6,000,000 shares at $0.002 per share

     On January 26, 1999, the Registrant accepted subscriptions from twelve corporate investors in the amount of 6,000,000 shares at a price of $0.002 per share. Rule 504 exemption was claimed for the 6,000,000 shares. Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions. None are related to the directors or officers or each other. All the shareholders live outside the United States.

(iii) Subscription for 40,050 shares at $0.25 per share

     On February 5, 1999, the Registrant accepted subscriptions from 25 individual shareholders who purchased 40,050 common shares at a price of $0.25 per share. Rule 504 exemption was claimed and Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so. All the shareholders subscribing for shares are located outside of the United States and none are US citizens. All shareholders are either friends, relatives or business associates of one or more of the directors.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's Bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

     Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Registrant. The Registrant's Bylaws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

     The following financial statements are filed with this Form 10-SB:

                                                                            Page

Report of Independent Certified Public Accountants                            22
Financial Statements of Anyox Resources Inc.
     Balance Sheet as at February 28, 1999                                    23
     Statement of Operations for the Period from December 2, 1998 (Date
          of Inception) to February 28, 1999                                  24
     Statement of Cash Flows for the Period from December 2, 1998 (Date
          of Inception) to February 28, 1999                                  25
     Statement of Changes in Stockholders' Equity for the Period from
          December 2, 1998 (Date of Inception) to February 28, 1999           26

     Notes to Financial Statements                                            27

ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 220
Certified Public Accountants and Business            Salt Lake City, Utah, 84106
    Consultants Board                                     Telephone 801-486-0096
Member SEC Practice Section of the AICPA                        Fax 801-486-0098
                                                      E-mail Kandersen @ msn.com


Board of Directors
The Bralorne Mining Company
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of The Bralorne Mining Company (a development stage company) at February 28, 1999, and the statement of operations, stockholders' equity, and cash flows for the period from December 2, 1998 (date of inception) to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bralorne Mining Company at February 28, 1999, and the results of operations, and cash flows for the period from December 2, 1998 (date of inception) to February 28, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5 . These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                            /s/ "Andersen Andersen & Strong"
March 17, 1999

        A member of ACF International with affiliated offices worldwide

                           THE BRALORNE MINING COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                FEBRUARY 28, 1999
================================================================================

ASSETS
CURRENT ASSETS

     Cash                                                           $ 18,192
                                                                    --------
           Total Current Assets                                       18,192
                                                                    --------

OTHER ASSETS

     Mineral lease - Note 3                                                1
                                                                    --------
                                                                    $ 18,193
                                                                    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                              $  4,553
                                                                    --------
            Total Current Liabilities                                  4,553
                                                                    --------

STOCKHOLDERS' EQUITY

Common stock

      200,000,000 shares authorized, at $0.001 par
      value; 11,040,050 shares issued and outstanding                 11,040

Capital in excess of par value                                        15,972

Deficit accumulated during the development stage                     (13,372)
                                                                    --------

Total Stockholders' Equity                                            13,640
                                                                    --------
                                                                    $ 18,193
                                                                    ========



   The accompanying notes are an integral part of these financial statements.

                           THE BRALORNE MINING COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
            FOR THE PERIOD FROM DECEMBER 2, 1998 (DATE OF INCEPTION)
                              TO FEBRUARY 28, 1999

================================================================================

REVENUE                                                      $         --

EXPENSES                                                           13,372
                                                             ------------
NET LOSS                                                     $    (13,372)
                                                             ============


NET LOSS PER COMMON SHARE

     Basic                                                   $      (.001)
                                                             ============


AVERAGE OUTSTANDING SHARES

     Basic                                                     11,040,050
                                                             ============




   The accompanying notes are an integral part of these financial statements.

                           THE BRALORNE MINING COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
            FOR THE PERIOD FROM DECEMBER 2, 1998 (DATE OF INCEPTION)
                              TO FEBRUARY 28, 1999
================================================================================

CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                     $(13,372)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                                  4,553
                                                             --------
Net Cash From Operations                                       (8,819)
                                                             ========
CASH FLOWS FROM INVESTING
    ACTIVITIES:

Purchase of mineral lease                                          (1)
                                                             --------
CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                  27,012
                                                             --------

Net Increase in Cash                                           18,192

Cash at Beginning of Period                                        --
                                                             --------
Cash at End of Period                                        $ 18,192
                                                             ========



   The accompanying notes are an integral part of these financial statements.

                           THE BRALORNE MINING COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM DECEMBER 2,1998 (DATE OF INCEPTION)
                              TO FEBRUARY 28, 1999

================================================================================

                                                          COMMON STOCK            CAPITAL IN
                                                     ----------------------       EXCESS OF        ACCUMULATED
                                                     SHARES          AMOUNT       PAR VALUE          DEFICIT
                                                     ------          ------       ----------       ------------
BALANCE DECEMBER 2, 1998 (date of inception)               --     $       --      $       --        $       --

Issuance of common stock for cash
  at $.001 - January 15, 1999                       5,000,000          5,000              --                --

Issuance of common stock for cash
   at $0.002 - January 26, 1999                     6,000,000          6,000           6,000                --

Issuance of common stock for cash
    at $.25 - February 5, 1999                         40,050             40           9,972                --


Net operating loss for the period from
    December 2, 1998 to February 28, 1999                  --             --              --           (13,372)

                                                   ----------     ----------      ----------        ----------
BALANCE FEBRUARY 28, 1999                          11,040,050     $   11,040      $   15,972        $  (13,372)
                                                   ==========     ==========      ==========        ==========










   The accompanying notes are an integral part of these financial statements.

                           THE BRALORNE MINING COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS
================================================================================

1.   ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on December 2, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value.

The Company is in the development stage and was organized to engage in the business of mineral development.

Since its inception the Company has completed two Regulation D offerings of 6,040,050 shares of its capital stock for cash.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

Accounting, Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

The Company has elected a fiscal year ending November 30 and has not completed an operating period.

Earning (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FASB statement No. 128.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                           THE BRALORNE MINING COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
================================================================================

Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Amortization of Capitalized Mineral Lease Costs

The Company will use the successful efforts method to amortize the capitalized costs of any mineral leases it acquires, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties, and amortizing these amounts over the life of the mineral deposit. All other costs will be expensed as incurred.

Financial Instruments

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.   PURCHASE OF MINERAL LEASES

During February, 1999 the Company acquired a mineral claim, for $1.00 from a related party, known as the "Golden" consisting one 18 unit metric claim situated with the Bridge River gold camp near the town of Gold Bridge, British Columbia, with an expiration date of March 17, 2000.

                           THE BRALORNE MINING COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)
================================================================================

4.   RELATED PARTY TRANSACTIONS

Related parties have acquired 43% of the common stock issued for cash.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

5.   GOING CONCERN

Management is currently seeking other mineral leases which it believes can be profitable. To be successful in this effort the Company will need additional working capital.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                    PART 111

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT
   NO.

(2)      Charter and By-Laws

         (a) Articles of Incorporation of The Bralorne Mining Company filed December 1, 1998 (filed herewith, page 32)

         (b)      Bylaws (filed herewith, page 36)

(3)      Instruments Defining Rights of Securities Holders

         (a) Text of stock certificates for common stock (filed herewith, page 48)

(5)      Voting Trust Agreements
                  None

(6)      Material Contracts

         (a)      Not Made in the ordinary course of business

                  (i)      Transfer  Agent  and  Registrant   Agreement  between
                           Registrant and Nevada Agency & Trust Co., dated December 3, 1998 (filed herewith, page 49)

(10)     Consent of experts and counsel

         (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 53)

(11)     Statement re computation of per share earnings
                  Not applicable

(16)     Letter of change in certifying accountant
                  Not applicable

(21)     Subsidiaries of the Registrant
                  Not applicable

(24)     Power of Attorney
                  Note

(99)     Addition Exhibits

         (a)      Geology  Report on the Golden Claim prepared by Calvin Church,
                  P. Geo. Dated February 3, 1999 (filed herewith, page 54)

ITEM 2.  DESCRIPTIONS OF EXHIBITS

                         [Attached, pages 32 through78]

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     THE BRALORNE MINING COMPANY
                                                            (Registrant)

                                                     by /s/ James Bruce
                                                        ----------------------
                                                        James Bruce, President

                                                       Dated: March 23, 1999